Filed by Farmers Capital Bank Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Farmers Capital Bank Corporation
Commission File No.: 333-135267

CITIZENS NATIONAL BANK
of Jessamine County

September 15, 2006

Dear Shareholders:

As you are aware, Citizens National Bancshares, Inc. (“Citizens”) is party to a merger agreement with Farmers Capital Bank Corporation (“Farmers Capital”). If the merger agreement is approved by the shareholders of Citizens at the special meeting called for September 21, 2006, the closing for the proposed merger is anticipated to be held on September 29, 2006 to become effective October 1, 2006. Accordingly, assuming a September 29 closing, your Form of Election indicating your desire to receive shares of Farmers Capital common stock for your shares of Citizens common stock must be received by American Stock Transfer & Trust Company no later than 5:00 p.m., Eastern Daylight Savings Time, on September 28. If you have already delivered a Form of Election there is no need for you to deliver an additional one unless you desire to amend or revoke the previously-tendered Form of Election.

In addition, please be advised that, based on a September 29 closing, the deemed value of Farmers Capital common stock under the merger agreement to be received in exchange for shares of Citizens common stock is $32.30 per share.

Sincerely,

/s/ Benjamin F. Brown

Benjamin F. Brown
President and Chief Executive Officer

This letter is not a substitute for the information provided to you in the Proxy-Statement Prospectus dated August 7, 2006, and you are urged to read that document as it contains important information. The Proxy Statement-Prospectus was filed with the Securities and Exchange Commission as part of a registration statement (Reg. No. 333-135267) and such registration statement may be viewed without charge at the SEC’s website at www.sec.gov. Additional copies of the Proxy Statement-Prospectus may be obtained from Farmers Capital, without charge.

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201 North Main Street - Nicholasville, Kentucky 40356

Phone 859/885-0900 Fax 859/885-0909